SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) <u>January 18, 2006</u>

<u>Petroleum Development Corporation</u>
(Exact Name of Registrant as Specified in Charter)

<u>Nevada</u>	<u>0-7246</u>	<u>95-2636730</u>
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

<u>103 East Main Street; Bridgeport, WV   26330</u>
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   <u>304-842-3597</u>

<u>no change</u>
(Former Name or Former Address, if Changed Since Last Report)

Item 3.01.   Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On January 18, 2006, Petroleum Development Corporation announced that the NASDAQ Listing Qualifications Panel has notified the Company that the Company has regained compliance with NASDAQ filing requirements and evidenced compliance with all NASDAQ Marketplace Rules. Accordingly, the Panel determined to continue the listing of the Company's securities on the NASDAQ National Market.

Effective with the opening of business on Friday, January 20, 2006, the Company's trading symbol will be changed from PETDE to PETD.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

By   /s/ Darwin L. Stump
          Darwin L. Stump
          Chief Financial Officer
          Date January 18, 2006